Exhibit 3.10

Business Number E0143572006 - 9 Filed in the Office of Secretary of State State Of Nevada Filing Number 20180124488 - 98 Filed On 03/19/2018 Number of Pages 2

CERTIFICATE OF DESIGNATION OF SERIES B PREFERRED STOCK OF GO GREEN GLOBAL TECHNOLOGIES CORP. Go G r een Global Techno l ogies Corp . , a corporation organized and exist i ng under the laws of the State of Nevada (the "Company"), hereby certifies that the following resolution was adopted by the Board of Directors (the "Board") of the Company as required by Chapter 78 of the Nevada Revised Statutes by Unanimous Written Consent in lieu of a meeting, amending the Articles of Incorporation of the Company to create a series of Preferred Stock designated as "Ser i es 8 Preferred Stock . " Pursuant to t he au t hority vested in the Board of Directors of Go Green Global Technologies Corp . , a corporation organized and existing under the l aws of t h e State of Nevada, in accordance with t he provisions of the Artic l es of Incorporation of the Company , the Boa r d hereby c reates a series of Preferred Stock, par value $ 0 001 per share, of the Company, to be designated as "Series B Preferred Stoc k" and h ereby fixes the voting powers, designat i ons, preferences, limitations, restrictions, relative rights and distinguis h ing designation of the shares of the Series B Preferred Shares, as follows : CERTIFICATE OF DESIGNATION OF SERIES B PREFERRED STOCK OF GO GREEN GLOBAL TECHNOLOGIES CORP. SECTION 1 : DESIGNATION 1. Designation . Five Million ( 5 , 000 , 000 ) shares of the Pre f er r ed Stoc k of the Company, par value one - tenth o f one cent ( $ 0 . 001 ) per share, shall be designated and known as th e " Series B Preferred Stock . " 2. Div i dends . The holders of Series B Preferred Stock shall be entit l ed to receive dividends when, as and if declared by the Board of Directors, in its sole discretion 3. Liquidation Rights . Upon any liquidat i on, disso l ution or w in ding up of the Corporat i on, whether voluntary or involuntary, before any distr i bution or payment shall be made t o the ho l de rs of any stock r an ki ng ju ni or to the Serles B Preferred Stock, the holders of the Series B Preferred Stock shall be entitled to be paid out of t h e assets of the Corporation an amount equal to $ 0 . 001 pe r sha r e (the "Preference Value''), plus a ll declared but unpaid d i vidends, for each share of Series B Preferred Stoc k held by them . Af t er the payment of the full app l i cable Preference Value of each share of the Series B Preferred Stock as se t forth herein , the remain i n g assets of the Corpo r ation legally available for distribution , i f any , shall be distributed ratably to t he holders of the Corporation's Common Stock . 4. Conversion and Anti - Dilution. Each share of Series B Preferred Stock shall not be convertible into the Corporation's common stock . 5. Voting Rights . Each share of Series B P r eferred Stock shall h ave twenty votes for any e l ection or other vote placed before t h e shareholders o f the Company . 6. Price. (a) The initial price of each share of Series B Pre f er r ed Stock shall be $0.00 L